Exhibit 99.2
First half — year report 2010 Eksportfinans ASA

Comment from the President and CEO 3 Financial highlights 4 Highlights 5 Export lending 5 Local government lending 6 Securities 6 Funding 6 Results 7 Balance sheet 8 Prospects for the second half-year 2010 8 Condensed statement of comprehensive income 9 Condensed balance sheet 10 Condensed statement of changes in equity 11 Condensed cash flow statement 12 Notes to the condensed financial statements 13 Auditor’s report on review of interim financial information 21 Responsibility statement 22 Comment from the President and CEO 3 Financial highlights 4 Highlights 5 Export lending 5 Local government lending 6 Securities 6 Funding 6 Results 7 Balance sheet 8 Prospects for the second half-year 2010 8 Condensed statement of comprehensive income 9 Condensed balance sheet 10 Condensed statement of changes in equity 11 Condensed cash flow statement 12 Notes to the condensed financial statements 13 Auditor’s report on review of interim financial information 21 Responsibility statement 22

President and CEO Gisèle Marchand (photo: Sverre Chr. Jarlid) Strong underlying business performance in the first half-year In the first half-year of 2010, Eksportfinans experienced record high disbursements of new loans for export financing purposes, with a total of NOK 15.3 billion. The strong underlying business performance continued into the second quarter and the net interest income was NOK 694 million in the first half-year of 2010. The access to the funding markets has been good during the first half-year of 2010. Two successful benchmark bond transactions were issued, one aimed at the global investor market, and one at the Japanese market. Positive developments for Norwegian shipyards In April, the Norwegian Government launched its support program for Norwegian shipyards. The program was designed to support this sector after a period of challenging market conditions following the financial crisis. The Government support program includes several efforts of support, of which two in particular relate to Eksportfinans providing Government-supported financing. We believe that these two efforts will improve Eksportfinans’ ability to meet the needs of its clients in the maritime sector. First, the required Norwegian content in projects financed with Government supported export credits is reduced from 50 to 30 percent. The Norwegian export industry currently competes for very large contracts, and even smaller portions of such projects can lead to large deliveries for the Norwegian export industry. Second, the Government opens up for projects where national interest can be considered. The final definition of national interest in this respect is yet to be decided. Overall, the Norwegian maritime industry seems to be developing more positively than estimated. The number of contracts at Norwegian shipyards has increased in the first half-year of 2010 compared to the same period in 2009. New uncertainty in the capital markets The structural economic difficulties in some of the European countries have caused new fluctuations in financial markets globally. To help restore confidence, European governments introduced a rescue program for the euro area in May, aimed at improving the economic situation in Southern Europe. Despite these efforts uncertainties in the financial markets prevail. Eksportfinans has indirectly been affected by the situation in Southern Europe, although to a limited degree. Eksportfinans has no exposure to Greece and a limited exposure to Spain, Italy and Portugal. This exposure is covered by the Portfolio Hedge Agreement (PHA — see note 14) with the owner banks. The relatively high credit spreads in the international capital markets have led to high income from liquidity placements in the first half-year of 2010. Eksportfinans expects this situation to be temporary. Gisèle Marchand President and CEO

Unaudited

Financial highlights

All figures are for Eksportfinans ASA only, and do not include its former subsidiary, Kommunekreditt Norge AS, which had, prior to its sale in the second quarter of 2009, been consolidated in the financial statements of the Eksportfinans Group.

Figures for interim periods are unaudited.

	Second quarter		First half-year	
(NOK million)	2010	2009	2010	2009
Net interest income	344	327	694	680
Profit/(loss) for the period from continuing operations	370	(1,939)	176	83
Total comprehensive income for the period	370	(1,597)	176	425
Return on equity [1] *	29.3 %	(78.9 %)	7.0 %	12.0 %
Net return on average assets and liabilities [2] *	0.57 %	0.51 %	0.59 %	0.51 %
Net operating expenses/average assets [3] *	0.08 %	0.07 %	0.08 %	0.07 %
Total assets	245,105	241,537	245,105	241,537
Loans outstanding [4]	126,754	124,823	126,754	124,823
New loans disbursed **	11,574	48,548	15,291	57,076
New bond debt issued	15,857	16,393	41,853	32,924
Loans to public sector borrowers/guarantors [5]	31.4 %	31.3 %	31.4 %	31.3 %
Capital adequacy	13.3 %	12.7 %	13.3 %	12.7 %
Exchange rate NOK/USD [6]	6.4970	6.3804	6.4970	6.3804

*) Quarterly figures are annualized.
**) Of NOK 57.1 billion in first half-year of 2009, NOK 45.3 billion is related to funding of Kommunekreditt Norge AS and other municipal-related disbursements after the sale of the subsidiary.

Definitions

1. Return on equity: Total annualized comprehensive income for the period/average equity (average of opening and closing balance) adjusted for proposed not distributed dividends.
2. Net return on average assets and liabilities: The difference between net interest income/average interest generating assets and net interest expense/average interest bearing liabilities (average of daily calculations for the period).
3. Net operating expenses/average assets: Net operating expenses (administrative and operating expenses + depreciation - other income)/average assets (average of opening and closing balance).
4. Total loans outstanding: Consists of loans and receivables due from customers and part of loans and receivables due from credit institutions in the balance sheet. Accrued interest and unrealized gains/(losses) are not included, see note 4, 5 and 6 to the accompanying financial statements.
5. The ratio of public sector loans (municipalities, counties and Norwegian and foreign central government, including the Norwegian Guarantee Institute for Export Credits (GIEK) as borrowers or guarantors) to total lending.
6. Exchange rate at balance sheet date.

First half-year report 2010 4

Highlights Second quarter 2010 The underlying business operations showed continued good performance in the second quarter of 2010. Net interest income was NOK 344 million, compared to NOK 327 million in the corresponding period in 2009. Eksportfinans had a positive total comprehensive income of NOK 370 million in the second quarter of 2010, compared to negative NOK 1.6 billion in the second quarter of 2009. The fluctuations in the global financial markets during the second quarter of 2010 led to widening of credit spreads, resulting in net unrealized gains in the fair value of Eksportfinans own debt. In the corresponding period in 2009, the credit spreads decreased leading to net unrealized losses in the fair value of Eksportfinans own debt. Net profit excluding unrealized gains and losses (as explained under the section “Results”) was NOK 189 million for the second quarter of 2010, compared to NOK 305 million for the second quarter of 2009. The reduction was mainly due to last year’s recognized gains related to Icelandic banks (see table on page 8) and a reduction in net realized gains/losses in the second quarter of 2010 (see note 2 and 16 to the accompanying financial statements) related to termination of a swap agreement. First half-year 2010 Net interest income was NOK 694 million in the first half-year of 2010, compared to NOK 680 million in the same period in 2009. While credit spreads declined during the first quarter of 2010, spreads widened again during the second quarter, leading to unrealized losses on loans and receivables of NOK 282 million (net of derivatives) in the first half-year of 2010. In comparison, in the first half-year of 2009 the Company experienced a loss of NOK 52 million (net of derivatives). The first half-year of 2010 showed a unrealized loss on Eksportfinans’ own debt of NOK 117 million (net of derivatives), compared to a unrealized loss of NOK 477 million (net of derivatives) for the first half-year of 2009. This unrealized loss on the Company’s own debt does not in any material way affect the core capital of the Company. The unrealized gain on own debt (net of derivatives) accumulated in the balance sheet, was NOK 1.7 billion at June 30, 2010. These remaining unrealized gains will be reversed as unrealized losses in future periods. Total comprehensive income in the first half-year 2010 was NOK 176 million, compared to NOK 425 million in the same period in 2009. Net profit excluding unrealized gains and losses (as explained below under the section “Results”) was NOK 415 million in the first half-year of 2010, compared to NOK 523 million in the corresponding period in 2009. The core capital adequacy ratio at June 30, 2010 was 9.4 percent, compared with 9.0 percent at the end of first half-year 2009 and 9.7 percent at December 31, 2009. Total assets amounted to NOK 245.1 billion at June 30, 2010, compared to NOK 241.5 billion at June 30, 2009 and NOK 225.3 billion at December 31, 2009. The increase since year end is due to foreign exchange rate effects and large disbursements of export lending. The first half-year of 2010 saw very strong demand for Eksportfinans’ debt globally. The Company was particularly active in the private placement market in Japan as well as in the public markets issuing benchmark bonds in US Dollars and Japanese Yen. In the first half-year of 2010, Eksportfinans experienced an increased demand for general financing of Norwegian export companies. This was due to competitive interest rates and a general increase in demand for financing from Norwegian corporations. The largest single loan in the first half-year of 2010 was US-dollar 550 million to Seadrill Limited contributing to the financing of two deepwater units and a semi-submersible tender rig. This export credit is guaranteed by Garanti-instit uttet for eksportkreditt (GIEK) and a syndicate of banks. Export lending New disbursements were NOK 15.3 billion in the first half-year of 2010, compared to NOK 11.8 billion for the corresponding period in 2009. The volume of outstanding export loans was a record high NOK 94.5 billion at June 30, 2010 compared to NOK 81.4 billion at December 31, 2009 and NOK 79.5 billion at June 30, 2009.

The increase since year end is primarily due to large disbursements, but also results from foreign exchange rate effects. The higher volume of new loan disbursements was mainly related to export contracts entered into in 2008 and 2009. New disbursements under the government-supported export financing scheme were NOK 1.8 billion at June 30, 2010, compared to NOK 7.5 billion in the corresponding period in 2009. The decrease was due to borrowers preferring to draw loans on commercial terms. The interest rates offered on commercial terms were more favorable in the prevailing market conditions. The volume of Eksportfinans’ order book for export-related loans is still strong. The probability-adjusted order book for future disbursements was approximately NOK 31 billion at June 30, 2010, of which approximately NOK 28 billion was contract financing. By comparison, the probability-adjusted order book was NOK 38 billion at the end of the first half-year of 2009. The market for ships built at Norwegian shipyards is still not back to its record levels of previous years. However, the market improved during the first half-year of 2010, with new yard contracts of approximately NOK 7 billion compared to NOK 3 billion for the whole year 2009. Also within maritime equipment and the oil and gas sector, the Norwegian export industry was awarded substantial new contracts. Eksportfinans has been requested to finance a large part of these contracts. Local government lending After the sale of Kommunekreditt Norge AS, Eksportfinans has provided financing to KLP Kreditt AS (formerly Kommunekreditt Norge AS) through a loan of NOK 34.4 billion with security in the underlying lending portfolio. This financing is contractually set to be repaid in eight equal, quarterly amounts. The first installment was paid in December 2009, and the last installment is scheduled for payment in September 2011. Eksportfinans’ total involvement in local government lending (both direct lending to municipalities and the credit provided to KLP Kreditt AS) totaled NOK 32.2 billion at June 30, 2010, compared to NOK 40.8 billion at December 31, 2009 and NOK 45.3 billion at June 30, 2009. Securities The total securities portfolio was NOK 75.5 billion at June 30, 2010, compared to NOK 76.1 billion at December 31, 2009 and NOK 86.2 billion at June 30, 2009. The securities portfolio consists of two different portfolios. One is the subject of a Portfolio Hedge Agreement with Eksportfinans shareholders since February 29, 2008 (the PHA portfolio), and the other portfolio is maintained for the purpose of liquidity (referred to herein as the “liquidity reserve portfolio”). The fair value of the PHA portfolio was NOK 45.4 billion at June 30, 2010, compared to NOK 52.2 billion at year-end 2009 and NOK 63.5 billion at June 30, 2009. The PHA portfolio is not actively managed by Eksportfinans and will be run off to maturity. See Note 15 to the accompanying financial statements and our most recent annual report on Form 20-F for further information about the Portfolio Hedge Agreement. During the first half-year of 2010, the uncertainty in the international capital markets has led to relatively high credit spreads. This has also led to relatively high net interest income from the liquidity reserve portfolio in the first half-year of 2010. Eksportfinans expects this situation to be temporary. The fair value of the liquidity reserve portfolio was NOK 30.1 billion at June 30, 2010, compared to NOK 23.9 billion at year-end 2009 and NOK 22.7 billion at June 30, 2009. Funding The first half-year of 2010 saw strong demand for Eksportfinans’ debt globally. The Company was particularly active in the private placement market in Japan as well as in the public markets issuing benchmark bonds in US Dollars and Ja panese Yen. In March Eksportfinans issued a 3-year USD 1 billion benchmark targeted at investors globally. In June, the institution was able to come to the public market in Japan by issuing its first fixed interest rate “Samurai” transaction. A Samurai is a Yen-denominated public bond issue targeted solely at Japanese investors. The transaction was a 5-year, JPY 30 billion transaction that was bought by key Japanese institutional investors. Total new funding in the first half-year of 2010 amounted to NOK 41.9 billion through 462 individual trades, compared with NOK 32.9 billion and 550 trades in the same period of 2009. Results Net interest income Net interest income was NOK 694 million in the first half-year of 2010. This was NOK 14 million higher than the corresponding period in 2009. Interest income is higher in the first half of 2010 due to continued high interest spreads in the period, and the fact that most of the net interest income from municipality lending in the first half of 2009 was included in the separate accounts of the former subsidiary Kommunekreditt Norge AS, and thus influenced the separate accounts of Eksportfinans ASA through the sales price of the subsidiary. The net return on average assets and liabilities (see financial highlights on page 4) was 0.59 percent in the first half-year of 2010, compared to 0.51 percent in the corresponding period of 2009. Net other operating income In the first half-year of 2010, net other operating income was negative NOK 352 million compared to negative NOK 467 million in the first half-year of 2009. Volatility in the international capital markets continues to cause fluctuations in the fair value measurements of financial instruments. After the implementation of the Portfolio Hedge Agreement with Eksportfinans shareholders on February 29, 2008, the fluctuations in the fair value of bond investments hedged by this agreement have been neutralized. Fluctuations in fair values in the accounts after that date have to a large extent been caused by changes in fair value on Eksportfinans’ own debt and on loans. In the first half-year of 2010, unrealized gains on Eksportfinans’ own debt amounted to NOK 5,841 million (see note 2 to the accompanying financial statements). Net of derivatives, this amount is an unrealized loss of NOK 117 million (see note 16 to the accompanying financial statements). Accumulated in the balance sheet, the unrealized gain on Eksportfinans’ own debt, net of derivatives, is NOK 1.7 billion as of June 30, 2010. These unrealized gains on own debt will be reversed as unrealized losses in future periods following credit spread tightening. The capital adequacy will not be affected by this effect in any material way. In addition to net unrealized losses on Eksportfinans’ own debt of NOK 117 million, net other operating income in the first half-year of 2010 included an unrealized loss on loans of NOK 282 million (loss of NOK 52 million in the first half of 2009), an unrealized loss on bonds under the Portfolio Hedge Agreement of NOK 324 million (gain of NOK 1,096 million in the first half of 2009) and an unrealized gain of NOK 353 million on the Portfolio Hedge Agreement itself (loss of NOK 1,042 million in the first half of 2009). All these figures are net of derivatives. See note 2 and 16 to the accompanying financial statements for the breakdown of these line items. Total operating expenses Total operating expenses amounted to NOK 97 million for the first half-year of 2010, a small decrease of NOK 1 million from the end of the first half-year in 2009. The cost base is stable. The key ratio of Net operating expenses in relation to average assets was 0.08 percent for the first half-year of 2010, up from 0.07 percent for the same period in 2009. Profit/(loss) for the period Total comprehensive income for the first half-year of 2010 was NOK 176 million, compared to NOK 425 million for the same period in 2009. Return on equity was 7.0 percent for the first half-year of 2010, compared to 12.0 percent for the same period in 2009. Profit from continuing operations was NOK 176 million for the period ending June 30, 2010, compared to NOK 83 million for t he same period in 2009. The non-IFRS measure of profit from continuing operations excluding unrealized gains and losses on financial instruments, and the corresponding return on equity, is shown in the table on page 8. These calculations may be of interest to investors because they assess the performance of the underlying business operations without the volatility caused by fair value fluctuations, including specifically the reversal of previously recognized unrealized gains on Eksportfinans' own debt.

Profit excluding unrealized gains and losses amounted to NOK 415 million for the first half-year of 2010. This was a decrease of NOK 108 million compared to the same period of 2009. The reduction was mainly due to last year's recognized gains related to Icelandic banks (see table on page 8) and a reduction in net realized gains/losses in the second quarter of 2010 (see note 2 and 16 to the accompanying financial statements) related to termination of a swap agreement.

	Second quarter		First half-year	
(NOK million)	2010	2009	2010	2009
Comprehensive income for the period in accordance with IFRS	370	(1,597)	176	425
Loss/(profit) for the period from discontinued operations	0	(342)	0	(342)
Net unrealized losses/(gains)	(254)	3,020	329	515
Unrealized gains/(losses) related to the Icelandic bank exposure included above [1]	3	97	3	96
Tax-effect [2]	70	(873)	(93)	(171)
Non-IFRS profit for the period from continuing operations excluding unrealized gains/(losses) on financial instruments at fair value	189	305	415	523
Return on equity based on profit for the period from continuing operations excluding unrealized gains/(losses) on financial instruments at fair value	15.2 %	27.5 %	17.0 %	24.2 %

1) Reversal of previously recognized loss (at exchange rates applicable at June 30, 2010)

2) 28 percent of the unrealized items above

Balance sheet

Total assets amounted to NOK 245.1 billion at June 30, 2010, compared to NOK 225.3 billion at year-end 2009 and NOK 241.5 billion at June 30, 2009.

Debt incurred by issuing commercial paper and bonds was NOK 209.3 billion at June 30, 2010. The corresponding figures at December 31, 2010 was NOK 197.6 billion and NOK 208.3 billion at June 30, 2009.

The capital adequacy ratio was 13.3 percent at June 30, 2010, compared to 13.3 percent at December 31, 2009 and 12.7 percent at June 30, 2009. The core capital adequacy ratio was 9.4 percent at June 30, 2010, compared to 9.7percent at December 31, 2009 and 9.0 percent at June 30, 2009. From year-end 2009, there has been an increase in risk-weighted assets due to deposit placements of surplus liquidity, and due to foreign exchange rate effects.

On April 8, 2010, the Annual General Meeting formally approved the Board's proposed dividend of NOK 700 millions, which was disbursed to Eksportfinans' owners in April.

Eksportfinans is currently part to two law suits. See note 17 to the accompanying financial statements for further information.

Prospects for the second half-year 2010

There are some signs of new activity in the Norwegian export industry, coming from a very low level in 2009. However, the international economic environment still causes some uncertainty.

Eksportfinans is well positioned to support this growth through the provision of long-term financing. The Company believes that the changes recently made to the requirements to obtain CIRR-financing by the Norwegian Government will contribute positively in the competition to obtain export contracts. Furthermore, Eksportfinans currently has a competitive advantage in the funding market that makes it interesting for clients to combine long-term financing from Eksportfinans with bank guarantees.

The uncertain situation in the capital markets combined with the impact of the termination of Government guarantees for banks in many countries during the second half of 2010, may affect Eksportfinans, especially regarding uncertainty in credit spread levels. This may affect the unrealized effects in Eksportfinans accounts.

Oslo, August 19, 2010
EKSPORTFINANS ASA
The Board of Directors

First half-year report 2010 8

Condensed statement of comprehensive income (Eksportfinans ASA) Figures for interim periods are unaudited. Second quarter First half-year (NOK million) 2010 2009 2010 2009 Note Interest and related income 1,463 1,811 2,850 4,241 Interest and related expenses 1,119 1,484 2,156 3,561 Net interest income 344 327 694 680 Commissions and income related to banking services 0 1 1 1 Commissions and expenses related to banking services 1 2 3 4 Net gains/(losses) on financial instruments at fair value 218 (2,977) (353) (472) 2 Other income 1 4 3 8 Net other operating income 218 (2,974) (352) (467) Total operating income 562 (2,647) 342 213 Salaries and other administrative expenses 39 37 79 80 Depreciation 6 5 12 9 Other expenses 2 4 6 9 Impairment charges on loans at amortized cost 0 0 0 0 Total operating expenses 47 46 97 98 Pre-tax operating profit/(loss) 515 (2,693) 245 115 Taxes 145 (754) 69 32 Profit/(loss) for the period from continuing operations 370 (1,939) 176 83 Profit/(loss) for the period from discontinued operations 0 342 0 342 15 Other comprehensive income 0 0 0 0 Total comprehensive income 370 (1,597) 176 425 The accompanying notes are an integral part of these condensed interim financial statements.

Condensed balance sheet (Eksportfinans ASA) Figures for interim periods are unaudited. (NOK million) 30.06.10 31.12.09 30.06.09 Note Loans and receivables due from credit institutions 64,613 64,126 68,014 4,6,7 Loans and receivables due from customers 80,101 66,677 64,254 5,6,7 Securities 75,540 76,090 86,161 8 Financial derivatives 19,230 14,344 15,720 Intangible assets 23 26 26 Fixed assets and investment property 206 208 211 9 Other assets 5,392 3,783 7,151 10 Total assets 245,105 225,254 241,537 Deposits by credit institutions 46 38 48 Borrowings through the issue of securities 209,249 197,634 208,322 11 Financial derivatives 20,645 14,810 19,779 Taxes payable 161 73 238 Deferred tax liabilities 64 157 861 Other liabilities 7,774 5,124 2,894 12 Accrued expenses and provisions 94 89 86 Subordinated debt 1,739 1,502 1,611 Capital contribution securities 449 419 403 Total liabilities 240,221 219,846 234,242 Share capital 2,771 2,771 2,771 Share premium reserve 177 177 177 Reserve for unrealized gains 403 403 3,104 Other equity 1,357 2,057 818 Comprehensive income for the period 176 0 425 Total shareholders’ equity 4,884 5,408 7,295 Total liabilities and shareholders’ equity 245,105 225,254 241,537 The accompanying notes are an integral part of these condensed interim financial statements.

Unaudited

Condensed statement of changes in equity (Eksportfinans ASA)

Figures for interim periods are unaudited.

(NOK million)	Share capital [1)]	Share premium reserve [1)]	Reserve unrealized gains [1, 2)]	Other equity [2)]	Compre-hensive income [2)]	Total equity
Equity as at January 1, 2009	2,771	177	3,104	818	0	6,870
Total comprehensive income for the period	0	0	0	0	425	425
Equity as June 30, 2009	**2,771**	**177**	**3,104**	**818**	**425**	**7,295**
Equity as at January 1, 2010	2,771	177	403	2,057	0	5,408
Total comprehensive income for the period	0	0	0	0	176	176
Dividends paid	0	0	0	(700)	0	(700)
Equity as June 30, 2010	**2,771**	**177**	**403**	**1,357**	**176**	**4,884**

1) Restricted equity.
2) The allocation of income for the period between the reserve for unrealized gains and other equity is performed at year-end. Preliminary calculations based on the condensed interim financial statements as of June 30, 2010, show that if the allocation was performed at this date, it would have reduced the reserve for unrealized gains by NOK 317 million and increased other equity by NOK 493 million. The closing balances would have been NOK 86 million for the reserve for unrealized gains, and NOK 1,850 million for other equity.

The accompanying notes are an integral part of these condensed interim financial statements.

First half-year report 2010 11

Condensed cash flow statement (Eksportfinans ASA) Figures for interim periods are unaudited. First half-year (NOK million) 2010 2009 Pre-tax operating profit from continuing operations 245 115 Provided by operating activities: Accrual of contribution from the Norwegian government (611) (197) Unrealized losses (reversal of unrealized losses) on financial instruments at fair value through profit or loss 329 297 Realized losses on financial instruments at fair value through profit or loss 53 Depreciation 12 9 Disbursement of loans 1) (15,291) (57,076) Principal collected on loans 2) 12,928 68,124 Purchase of financial investments (trading) (17,869) (26,505) Proceeds from sale or redemption of financial investments (trading) 13,567 36,375 Contribution paid by the Norwegian government 332 152 Taxes paid (74) (94) Changes in: Accrued interest receivable (8,432) (236) Other receivables (1,048) 4,107 Accrued expenses and other liabilities 10,485 (4,209) Net cash generated from/(used in) operating activities (5,374) 20,862 Purchase of financial investments 0 (60) Proceeds from sale or redemption of financial investments 8,476 4,175 Net cashflow from financial derivatives 10,538 (5,936) Purchases of fixed assets (8) (4) Net cash generated from/(used in) investing activities 19,006 (1,825) Change in debt to credit institutions 3 (249) Proceeds from issuance of commercial paper debt 180,086 111,721 Repayments of commercial paper debt (184,672) (123,872) Proceeds from issuance of bond debt 41,853 32,924 Principal payments on bond debt (39,743) (40,139) Dividends paid (700) 0 Net cash generated from/(used in) financing activities (3,173) (19,615) Net change in cash and cash equivalents 3) 10,459 (578) Cash and cash equivalents at beginning of period 4,523 6,667 Effect of exchange rates on cash and cash equivalents 385 (446) Net change in cash and cash equivalents from discontinued operations 4) 0 860 Cash and cash equivalents 3) at end of period 15,367 6,503 1) Of NOK 57.1 billion in first half-year of 2009, NOK 45.3 billion is related to funding of Kommunekreditt Norge AS and other municipal-related disbursements after the sale of the subsidiary. 2) Of NOK 68.1 billion in first half-year of 2009, 44.5 billion is related to repayment from Kommunekreditt Norge AS in relation to the sale of the subsidiary. 3) Cash equivalents are defined as bank deposit with maturity less than 3 months. 4) Cash flows from discontinued operations for 2009 are related to investing activities, as they represent the net cash flow effect from losing control of the subsidiary. The accompanying notes are an integral part of these condensed interim financial statements.

Notes to the condensed financial statements 1. Accounting principles Eksportfinans’ first half-year condensed interim financial statements have been presented in accordance with International Financial Reporting Standards — (IFRS), in line with both IFRS as adopted by the European Union (EU) and IFRS as issued by the International Accounting Standards Board (IASB). The condensed interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting. The accounting policies and methods of computation applied in the preparation of these condensed interim financial statements are the same as in Eksportfinans’ annual financial statements of 2009, as approved for issue by the Board of Directors on March 2, 2010. These policies have been consistently applied to all the periods presented. Figures for interim periods are unaudited.

2. Net gains/(losses) on financial instruments at fair value Second quarter First half-year (NOK million) 2010 2009 2010 2009 Securities 0 1 9 1 Financial derivatives (68) (22) (83) (37) Foreign currencies 1 (1) 3 (7) Other financial instruments at fair value 31 65 47 86 Net realized gains/(losses) (36) 43 (24) 43 Loans and receivables (178) 162 (195) (48) Securities (414) 755 (168) 1,026 Financial derivatives 1) 2) (4,598) (7,937) (5,810) (8,799) Commercial paper debt 2) 3 4 5 52 Bond debt 2) 5,435 4,011 5,863 7,141 Subordinated debt and capital contribution securities 2) 7 (9) (17) 158 Foreign currencies 3 (1) 3 (59) Other 2) (4) (5) (10) 14 Net unrealized gains/(losses) 254 (3,020) (329) (515) Net realized and unrealized gains/(losses) 218 (2,977) (353) (472) See note 16 for a presentation of the above table through the eyes of management. | | | | Net unrealized gains/(losses) on securities Second quarter First half-year (NOK million) 2010 2009 2010 2009 Securities held for trading (345) 545 (251) 557 Securities designated as at fair value at initial recognition (69) 210 83 469 Total (414) 755 (168) 1,026 1) The Portfolio Hedge Agreement entered into in March 2008, further described in note 14 of this report, is included with a gain of NOK 353 million as of June 30, 2010 and a loss of NOK 1,042 million as of June 30, 2009. 2) In the first half-year of 2010, Eksportfinans had an unrealized gain of NOK 5,841 million (NOK 7,365 million in the first half-year of 2009) on its own debt. Net of derivatives this amount is an unrealized loss of NOK 117 million (NOK 477 million in the first half-year of 2009).

3. Capital adequacy

Capital adequacy is calculated in accordance with the Basel II regulations in force from the Norwegian Banking, Insurance and Securities Commission. The Company has adopted the standardized approach to capital requirements. For the Company, this implies that the difference in risk-weighted value between the Basel I and II regulations is mainly due to operational risk. The capital adequacy minimum requirement is 8 percent of total risk-weighted value.

(NOK million)	30.06.2010		31.12.2009		30.06.2009	
	Book value	Risk-weighted value	Book value	Risk-weighted value	Book value	Risk-weighted value
Total assets	245,105	37,983	225,254	35,964	241,537	39,899
Off-balance sheet items		552		465		509
Operational risk		2,689		2,689		401
Total currency risk		134		162		208
Total risk-weighted value		41,358		39,280		41,017

The Company's eligible regulatory capital

(NOK million and in percent of risk-weighted value)	30.06.2010		31.12.2009		30.06.2009	
Core capital [1]	3,889	9.4 %	3,819	9.7 %	3,700	9.0 %
Additional capital [2]	1,609	3.9 %	1,418	3.6 %	1,508	3.7 %
Total regulatory capital	5,498	13.3 %	5,237	13.3 %	5,208	12.7 %

1) Includes share capital, other equity, elements of capital contribution securities and other deductions and additions in accordance with the Norwegian capital adequacy regulations.
2) Includes subordinated debt, the elements of capital contribution securities not included in core capital and other deductions/additions in accordance with the Norwegian capital adequacy regulations.

4. Loans and receivables due from credit institutions

(NOK million)	30.06.10	31.12.09	30.06.09
Cash and cash equivalents [1]	15,367	4,524	6,503
Other bank deposits and claims on banks	2,383	3,680	672
Loan to KLP Kreditt AS (also included in note 6)	21,470	30,058	34,352
Loans to other credit institutions, nominal amount (also included in note 6) [2]	26,052	26,325	26,962
Accrued interest and adjustment to fair value on loans	(659)	(461)	(475)
Total	64,613	64,126	68,014

1) Cash equivalents are defined as bank deposit with maturity less than 3 months.
2) The Company has acquired certain loan agreements from banks for which the selling bank provides a repayment guarantee, therefore retaining the credit risk of the loans. Under IFRS these loans classify as loans to credit institutions.

5. Loans to customers

(NOK million)	30.06.10	31.12.09	30.06.09
Loans due from customers, nominal amount (also included in note 6)	79,232	65,819	63,509
Accrued interest and adjustment to fair value on loans	869	858	745
Total	80,101	66,677	64,254

First half-year report 2010 15

6. Total loans Nominal amounts related to loans due from credit institutions and customers, respectively, from the two previous tables are included in the following analysis. (NOK million) 30.06.10 31.12.09 30.06.09 Loan to KLP Kreditt AS 21,470 30,058 34,352 Loans due from other credit institutions 26,052 26,325 26,962 Loans due from credit institutions 47,522 56,383 61,314 Loans due from customers 79,232 65,819 63,509 Total nominal amount 126,754 122,202 124,823 Commercial loans 87,506 83,374 89,370 Government-supported loans 39,248 38,828 35,453 Total nominal amount 126,754 122,202 124,823 Capital goods 33,662 28,347 22,527 Ships 42,504 36,376 34,482 Export-related and international activities *) 18,375 16,652 22,463 Direct loans to Norwegian local government sector 5,752 5,778 6,001 Loan to KLP Kreditt AS 21,470 30,058 34,352 Municipal-related loans to other credit institutions 4,943 4,943 4,943 Loans to employees 48 48 55 Total nominal amount 126,754 122,202 124,823 * Export-related and international activities consist of loans to the following categories of borrowers: (NOK million) 30.06.10 31.12.09 30.06.09 Banking and finance 7,654 8,260 8,548 Real estate management 5,258 5,237 5,426 Consumer goods 4,262 3,052 3,392 Renewable energy 1,100 0 0 Aviation and shipping 42 40 92 Oil and gas 27 25 487 Aluminum, chemicals and minerals 5 8 10 Engineering and construction 1 1 27 IT and telecommunication 0 0 4,449 Other categories 26 29 32 Total nominal amount 18,375 16,652 22,463

7. Loans past due or impaired

(NOK million)	30.06.10	31.12.09	30.06.09
Interest and principal installment 1-30 days past due	84	5	30
Not matured principal on loans with payments 1-30 days past due	1,675	12	610
Interest and principal installment 31-90 days past due	0	7	9
Not matured principal on loans with payments 31-90 days past due	0	47	59
Interest and principal installment more than 90 days past due	432	417	447
Not matured principal on loans with payments more than 90 days past due	54	58	94
Total loans that are past due	2,245	546	1,249
Relevant collateral or guarantees received *)	1,832	137	761
Estimated impairments on loans valued at amortized cost	0	0	0

* A total of NOK 425 million relates to exposure towards Icelandic banks as of June 30, 2010, and are as of the balance sheet date not considered guaranteed in a satisfactory manner. These loans are measured at fair value at each balance sheet date. The change in fair value in the period is reflected in the line item 'Net gains/losses on financial instruments at fair value'.

Apart from the fair value adjustments already recognized in the income statement, related to the exposure towards the Icelandic banks discussed above, the Company considers all other receivables to be secured in a satisfactory manner.

8. Securities

(NOK million)	30.06.10	31.12.09	30.06.09
Trading portfolio	49,821	46,131	48,549
Other securities at fair value through profit and loss	25,719	29,959	37,612
Total	75,540	76,090	86,161

9. Fixed assets and investment property

(NOK million)	30.06.10	31.12.09	30.06.09
Buildings and land at own use	127	127	130
Investment property	70	71	72
Total building and land	197	198	202
Other fixed assets	9	10	9
Total	206	208	211

10. Other assets

(NOK million)	30.06.10	31.12.09	30.06.09
Interim account 108-Agreement	702	800	612
Cash collateral provided	4,625	2,975	6,477
Delayed payment, securities not delivered from our custodian	48	0	48
Other	17	8	14
Total	5,392	3,783	7,151

First half-year report 2010 17

11. Borrowings through the issue of securities

(NOK million)	30.06.10	31.12.09	30.06.09
Commercial paper debt	16,459	19,074	18,684
Bond debt	212,484	191,153	205,270
Accrued interest and adjustment to fair value on debt	(19,694)	(12,593)	(15,632)
Total	209,249	197,634	208,322

12. Other liabilities

(NOK million)	30.06.10	31.12.09	30.06.09
Grants to mixed credits	329	309	338
Cash collateral received	6,947	4,786	2,391
Delayed payment, securities not delivered to our custodian	444	0	138
Other short-term liabilities	54	29	27
Total	7,774	5,124	2,894

13. Segment information

The Company is divided into three business areas, export lending, municipal lending and securities. After the sale of Kommunekreditt Norge AS, municipal lending consists of loans to KLP Kreditt AS, in addition to loans directly to municipalities and municipal-related loans to savings banks that were purchased from Kommunekreditt Norge AS in connection with the sale of the subsidiary. The Company also has a treasury department, responsible for the Company's funding. Income and expenses related to treasury are divided between the three business areas.
The segment information is in line with the management reporting.

	Export lending		Municipal lending		Securities	
	First half-year		First half-year		First half-year	
(NOK million)	2010	2009	2010	2009 [5]	2010	2009
Net interest income [1]	340	302	102	33	252	345
Commissions and income related to banking services [2]	1	1	0	0	0	0
Net gains/(losses) on financial instruments at fair value [3]	3	96	0	0	(21)	(29)
Other income/(expenses) [2]		0		(6)		0
Income/expenses divided by volume [4]	(2)	28	0	19	(1)	35
Net other operating income	2	125	0	13	(22)	6
Total net income	342	427	102	46	230	351
Total operating expenses	56	51	14	19	27	28
Pre-tax operating profit/(loss)	286	376	88	27	203	323
Taxes	80	105	25	8	57	90
Non-IFRS profit for the period from continuing operations excluding unrealized gains/(losses) on financial instruments at fair value	206	271	63	19	146	233

1) Net interest income includes interest income directly attributable to the segments based on Eksportfinans' internal pricing model. The treasury department obtains interest on Eksportfinans' equity and in addition the positive or negative result (margin) based on the difference between the internal interest income from the segments and the actual external funding cost. Net interest income in the treasury department is allocated to the reportable segments based on volume for the margin, and risk weighted volume for the interest on equity.
2) Income/(expenses) directly attributable to each segment.
3) For Export lending the figures are related to unrealized gains/(losses) on the Icelandic bank exposure. In this context, the fair value adjustments on the Icelandic bank exposure have been treated as realized, as they are not expected to be reversed towards maturity, as other unrealized gains and losses. For Securities the figures are related to realized gains/(losses) on financial instruments.
4) Income/expenses, other than interest, in the treasury department have been allocated to the business areas by volume. These are items included in net other operating income in the income statement. For 2009 and 2010, this mainly consists of realized gains on repurchase of Eksportfinans' own debt.
5) The comparative figures related to municipal lending for 2009 do not include discontinued operations.

First half-year report 2010 18

Reconciliation of segment profit measure to total comprehensive income

	First half-year	
(NOK million)	2010	2009
Export lending	206	271
Municipal lending	63	19
Securities	146	233
Non-IFRS profit/(loss) for the period from continuing operations excluding unrealized gains/(losses) on financial instruments at fair value	415	523
Profit/(loss) for the period from discontinued operations	0	342
Net unrealized gains/(losses)	(329)	(515)
Unrealized losses/(gains) related to the Icelandic bank exposure included above [1]	(3)	(96)
Tax effect [2]	93	171
Total comprehensive income	**176**	**425**

1) Reversal of previously recognized loss.
2) 28 percent of the unrealized items above.

14. Material transactions with related parties

The Company's two largest shareholders, DnB NOR Bank ASA and Nordea Bank Norge AS, are considered to be related parties in accordance with IAS 24 Related Party Disclosures.

(NOK millions)	Acquired loans [1]	Deposits [2]	Guarantees issued [3]	Guarantees received [4]	Portfolio Hedge Agreement [5]
Balance January 1, 2009	10,034	3,911	2,074	19,252	1,679
Change in the period	(692)	(1,699)	(670)	2,943	(978)
Balance June 30, 2009	9,342	2,212	1,404	22,195	701
Balance January 1, 2010	9,226	2,069	1,190	21,815	614
Change in the period	345	(635)	20	1,529	(112)
Balance June 30, 2010	9,571	1,434	1,210	23,344	502

1) The Company acquires loans from banks. The loans are part of the Company's ordinary lending activity, as they are extended to the export industry. As the selling banks provide a guarantee for the loans, not substantially all the risk and rewards are transferred to the Company, thus the loans are classified as loans due from credit institutions in the balance sheet.
2) Deposits made by the Company.
3) Guarantees issued by the Company to support the Norwegian export industry.
4) Guarantees provided to the Company from the related parties.
5) 5) Eksportfinans has entered into a derivative portfolio hedge agreement with the majority of its shareholders. The agreement, effective from March 1, 2008, will offset losses up to NOK 5 billion in the liquidity portfolio held as of February 29, 2008. The agreement will also offset any gains in the portfolio as of the same date. The payments to or from the Company related to the losses or gains, respectively, in the portfolio, will take place on the last day of February each year, with the first payment in 2011. The agreement expires with the maturities of the bonds included in the contract, with the latest maturity on December 31, 2023. Eksportfinans will pay a monthly fee of NOK 5 million to the participants to the agreement. The balances show the related parties' share of the fair value of the contract as of the balance sheet date.

All transactions with related parties are made on market terms.

In addition to the transactions reflected in the above table, in 2008, Eksportfinans' three major owner banks extended a committed credit line of USD 4 billion for repo purposes to the Company. The facility had a twelve month maturity with the possibility of extension, and was extended in the second quarter of 2009 and in the second quarter of 2010. In 2010 the line was reduced to USD 2 billion. Eksportfinans has not yet utilized this credit facility.

First half-year report 2010 19

15. Effects on profit and equity from sale of Kommunekreditt

Decomposition of net gain from sale of group companies

(NOK million)	Profit/(loss) first half-year 2009
Proceeds from sale of Kommunekreditt Norge AS	870
Book value of investment in parent company financial statements of Eksportfinans ASA [1]	(518)
Expenses related to sale of Kommunekreditt Norge AS	(10)
Net gain from sale of group companies	**342**

1) Shares in Kommunekreditt Norge AS have been accounted for at cost in the financial statements of Eksportfinans ASA.

16. Market risk - effects from economic hedging

Note 2 specifies the net realized and unrealized effects on financial instruments, showing separately the effects from financial derivatives. When presented to the Company's management and Board of Directors, the presentation is prepared showing the various financial instruments after netting with related economic hedges, as derivatives are used in economic hedges of the market risk of specific assets and liabilities.

The below table specifies net realized and unrealized gains/(losses) on financial instruments at fair value, netted with related economic hedges.

	Second quarter		First half-year	
(NOK million)	2010	2009	2010	2009
Securities	(15)	(14)	(21)	(29)
Foreign currencies	1	(1)	3	(7)
Other financial instruments at fair value	(22)	58	(6)	79
Net realized gains/(losses)	(36)	43	(24)	43
Loans and receivables	(217)	204	(282)	(52)
Securities	15	4	83	64
Commercial paper debt [1] [2]	3	0	6	49
Bond debt [1] [2]	439	(3,178)	(121)	(654)
Subordinated debt and capital contribution securities [1] [2]	26	(45)	5	122
Foreign currencies	3	(1)	3	(59)
Other [1] [2]	(3)	4	(7)	6
Net unrealized gains/(losses)	266	(3,012)	(313)	(524)
Financial derivatives related to the 108 agreement [3]	(12)	(8)	(16)	9
Net realized and unrealized gains/(losses)	218	(2,977)	(353)	(472)

1) Accumulated net gain on own debt is NOK 1.7 billion as of June 30, 2010, compared to NOK 1.8 billion as of December 31, 2009, and NOK 5.1 billion as of June 30, 2009.

2) In the first half-year of 2010, Eksportfinans had an unrealized loss of NOK 117 million (NOK 477 million in the first half-year of 2009) on its own debt, net of derivatives.

3) Derivatives related to components of the 108 Agreement. The 108 Agreement is accounted for at amortized cost, hence these derivatives are not included in the effects related to financial instruments at fair value.

First half-year report 2010 20

17. Contingencies and events after the balance sheet date REM Ship AS has filed a lawsuit against Eksportfinans ASA, claiming that Eksportfinans collected an excessive amount in connection with a voluntary early prepayment of a loan. The legal proceeding is scheduled for August 26-27, 2010 at Oslo District Court. Eksportfinans ASA contests the claim. On July 13, 2010, a putative class action lawsuit was filed against Eksportfinans ASA and 24 of its underwriters in the United States District Court for the Southern District of New York, alleging that offering documents in connection with offerings of Reverse Exchangeable Securities with Contingent Downside Protection contained misstatements and omissions. The complaint asserts claims under Sections 11, 12(a)(2) and 15 of the Securities Act of 1933 and seeks unspecified damages and attorneys’ fees. Eksportfinans ASA intends to defend itself vigorously against these claims.